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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	CUSIP NUMBER 44902P 101
NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K   ☒Form 10-Q   ☐Form 10-D   ☐Form N-SAR   ☐Form N-CSR

For Period Ended:  September 30, 2013

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Transition Report on Form 10-K

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Transition Report on Form 20-F

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Transition Report on Form 11-K

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Transition Report on Form 10-Q

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Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

HYDROPHI TECHNOLOGIES GROUP, INC.

Full Name of Registrant

Big Clix, Corp.

Former Name if Applicable

3404 Oakcliff Road, Suite C6

Address of Principal Executive Office (Street and Number)

Doraville, GA 30340

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

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(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 25, 2013, the Registrant completed a merger transaction by which the Registrant acquired the operations of Hydro Phi Technologies, Inc., a Delaware corporation, as a wholly owned subsidiary.  It took the Registrant longer than usual to prepare the accounting documentation and to collect all the necessary supporting documents, rendering timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Roger M. Slotkin	404	974-9910
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    ☒ Yes     ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hydrophi Technologies Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2013	By:	/s/ Roger M. Slotkin
Roger M. Slotkin Chief Executive Officer